

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Ian T. Blackley
Principal Financial Officer and Principal
Accounting Officer
Overseas Shipholding Group, Inc.
1301 Avenue of the America
New York, NY 10019

> **Re:** **Overseas Shipholding Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 001-06479**

Dear Mr. Blackley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 86

Note 23 – Contingencies, page 141

1. In future filings, beginning with your Form 10-Q for the interim period ended June 30, 2014, please clarify your litigation disclosure regarding the class action lawsuits and derivative actions, and any other contingencies where management has determined that there is at least a reasonable possibility that a loss may have been incurred, by disclosing an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the possible loss or range of loss incurred, or provide a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Theresa Messinese at 202-551-3307 if you have any questions.

Sincerely,

/s/ Linda Cvrkel for

Lyn Shenk
Branch Chief